

a2a
energie in comune


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2010
WASH, D.C.
193
SECTION


10015455

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

March 26, 2010

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press releases.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone

Encl.

dlw 4/1


a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

Milan, 26 March 2010 – As required by law, it is hereby made known that starting from today the documents regarding the merger of A2A Produzione S.r.l. in A2A S.p.A. and the Report on Corporate Governance and Company's Ownership Structure are available to members of the public and are available on the website www.a2a.eu.

Contacts:
Communications and External Relations – Media Relations
Tel. +39-02-7720-4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. +39-02-7720-3879 - ir@a2a.eu
www.a2a.eu


a2a
energie in comune

PRESS RELEASE

CHANGE IN A2A S.P.A. 2010 FINANCIAL CALENDAR

Milan, 26 March 2010 – It is hereby made known that the meeting of the Supervisory Board to approve the financial statements and the consolidated financial statements for 2009 was brought forward to 26 April 2010.